ROCKY MOUNTAIN PLANTINGS, INC.

44140 CS 2710

Cyril, OK 73029

June 2, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Edwin Kim

Re:

Rocky Mountain Plantings, Inc.

Amendment No. 3 to Form 10

Filed April 26, 2011

File No. 000-54237

Dear Mr. Kim:

Rocky Mountain Plantings, Inc., (the “Company”), has received your comment letter dated May 12, 2011 (“comment letter”) pertaining to the above referenced registration statement on Form 10 (the “Registration Statement”).  Amendment No. 4 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Certain Relationships and Related Transactions, page 10

1.

We note your response to comment 2 of our letter dated April 20, 2011, and we reissue it in part. Please provide us an analysis, including sufficient facts, as to why you believe Mr. Chun Lau is not a promoter. This analysis should include when and the circumstances of how Mr. Lau received his controlling interest in the Company. Your analysis should also describe how the Company was founded and who were the Company’s founders. Further, please revise to provide the disclosure required by Item 404(c)(l) of Regulation S-K for Mr. Nelson. We note you only disclose the two note receivables from Mr. Nelson that were subsequently written off by the Company. Your disclosure should include a description of all transactions where Mr. Nelson received anything of value from the Company. Additionally, provide the disclosure required by Item 404(c)(2) of Regulation S-K for Mr. Davis. We may have further comment.

RESPONSE:

Our Company was formed on April 19, 2005.  On December 24, 2008, Mr. Lau purchased 35 million shares of our stock in a private placement to a single accredited investor for $35,000. The Company sold the stock to raise cash for operations. This is the only transaction the Company had with Mr. Lau.  Mr. Lau was only a shareholder and was never an officer, director or control person of the Company. Because of these facts, we believe Mr. Lau is not a promoter of the Company.  We have included the above discussion in our disclosure.

We have also included discussion regarding all transactions between the Company and Mr. Nelson.

2.

We note that the company sold 5,000,000 shares to common stock to Jeffrey Bateman for $5,000. Please revise to address the transaction in this section.

RESPONSE:

We have provided information regarding the purchase of shares by Mr. Bateman as requested.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings:

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Rocky Mountain Plantings, Inc.

Jeffery L. Bateman

President